FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 under
the Securities Exchange Act of 1934

For the month of	April	2010
Research In Motion Limited
(Translation of registrant’s name into English)
295 Phillip Street, Waterloo, Ontario, Canada N2L 3W8
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40F.

Form 20-F	Form 40-F	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) : 82-_______________

DOCUMENT INDEX

Document		Page No.

1.	RIM Releases Enhanced Java and Web Development Tools	3

Document 1

April 6, 2010

FOR IMMEDIATE RELEASE

RIM Releases Enhanced Java and Web Development Tools

Updated Plug-ins and SDKs Make It Even Easier to Create Feature-Rich Applications on the BlackBerry Platform

Waterloo, ON - Research In Motion (RIM) (NASDAQ: RIMM; TSX: RIM) today released updated Java and Web-based development tools for the BlackBerry® platform. The BlackBerry® Java Plug-In for Eclipse v1.1 and the BlackBerry® Web Plug-in v2.0 offer new capabilities that make it even easier to create feature-rich applications. The BlackBerry® Widget SDK (Software Development Kit) v1.0 and the BlackBerry® Java SDK v5.0, which includes more than 20,000 APIs, provide unparalleled access to BlackBerry® smartphone hardware features, native BlackBerry software applications and other unique system capabilities of the BlackBerry Application Platform.

Using the new tools developers can quickly and easily build web-based BlackBerry Widgets or Java applications that leverage the unique benefits of the BlackBerry Application Platform to seamlessly share information across and interact with core BlackBerry applications or other third party applications.  These are personalized and contextualized applications that can integrate with a BlackBerry smartphone's inbox, calendar, address book and other native BlackBerry applications to deliver a highly engaging user experience.

“The BlackBerry Application Platform continues to evolve tremendously and the new tool enhancements make developing applications for BlackBerry smartphones easier and faster than ever,” said Alan Brenner, Senior Vice President, BlackBerry Platform at Research In Motion. “We believe these enhanced tools will spur a new level of creativity and innovation as developers find new ways to leverage the unique power and integrated nature of the BlackBerry platform in order to bring useful, intelligent applications to the millions of BlackBerry smartphone users around the world.”

BlackBerry Java Plug-In for Eclipse v1.1
•
Enables Java developers to leverage a familiar open source development environment (Eclipse 3.5) to create, debug, profile and simulate their applications using a wide selection of BlackBerry smartphone simulators, actual devices and multiple versions of the BlackBerry® OS

•
Improved productivity features include the ability to instantly load and immediately run a modified application being debugged without having to reset the simulator or device, providing tremendous time savings

For more information on the Java Plug-in v1.1, visit http://na.blackberry.com/eng/developers/javaappdev/_TMP_20081.jsp

-more-

BlackBerry Web Plug-In v2.0
•	BlackBerry Web Plug-ins are now available for both Eclipse and Microsoft Visual Studio
•	Enables developers to easily create web applications (includes BlackBerry Widgets) and web content using standard web technology and programming languages (e.g., HTML, CSS, JavaScript, and AJAX)
•	Enables JavaScript access to core BlackBerry Java API’s.
•
New features in the latest 2.0 release include BlackBerry Widget debugging and profiling, support for Eclipse 3.5, and simulator “hot swap” to greatly reduce the time required to test and debug between iterations

For more information on the BlackBerry Web Plug-In v 2.0, visit http://na.blackberry.com/eng/developers/browserdev/

BlackBerry Java SDK v5.0
•	OpenGL ES support for 3D graphics, touch-screen, and accelerometer enables visually stunning interactive 3D games*
•	Rich multimedia audio and video support, Media Play features, camera zoom and focus, and embedded video capture and audio/video streaming support
•	New pre-built UI components (e.g., spin-box fields, file pickers, and screen transitions) enable advanced graphics and built-in animation and increased developer productivity.
•	SQLite support for data sharing across different applications, as well as Gears JavaScript® API for persistent database storage.
•	Location Based Services APIs enable cell-site geolocation, GPS, geocoding and reverse geocoding to obtain address and location information

For more information on the Java SDK v5.0, visit http://na.blackberry.com/eng/developers/javaappdev/_TMP_20085.jsp

BlackBerry Widget SDK v1.0
•
Allows third-party applications to access the calendar, contacts, camera, maps, messaging, browser, files, location via cell-tower or GPS, and receive BlackBerry push content via BlackBerry Widget APIs

•	Includes navigation support for touch-screen handsets and screen transition and image transition support for BlackBerry Widgets startup and shutdown
•	Location-Based Services and SQLite / Google Gears enabled persistent data storage is also available for BlackBerry Widgets.
•	The widget architecture allows for extensibility by letting a third party developer develop their own JavaScript extensions, for use and distribution within a BlackBerry Widget.

For more information about the BlackBerry Widget SDK, visit
http://na.blackberry.com/eng/developers/browserdev/_TMP_20149.jsp

To learn more about the range of products and services available to the BlackBerry developer community, please visit www.blackberry.com/developers.

-more-

About Research In Motion (RIM)
Research In Motion is a leading designer, manufacturer and marketer of innovative wireless solutions for the worldwide mobile communications market. Through the development of integrated hardware, software and services that support multiple wireless network standards, RIM provides platforms and solutions for seamless access to time-sensitive information including email, phone, SMS messaging, Internet and intranet-based applications. RIM technology also enables a broad array of third party developers and manufacturers to enhance their products and services with wireless connectivity to data. RIM’s portfolio of award-winning products, services and embedded technologies are used by thousands of organizations around the world and include the BlackBerry® wireless platform, the RIM Wireless Handheld™ product line, software development tools, radio-modems and software/hardware licensing agreements. Founded in 1984 and based in Waterloo, Ontario, RIM operates offices in North America, Europe and Asia Pacific. RIM is listed on the NASDAQ Stock Market (NASDAQ: RIMM) and the Toronto Stock Exchange (TSX: RIM). For more information, visit  www.rim.com or www.blackberry.com.

*The BlackBerry® Storm2™ and the BlackBerry® Curve™ 8530 smartphones currently support Open GL.

###

Media Contact:
Marisa Conway
Brodeur Partners (PR Agency for RIM)
mconway@brodeur.com
212-336-7509

Investor Contact:
RIM Investor Relations
investor_relations@rim.com
519-888-7465

Forward-looking statements in this news release are made pursuant to the "safe harbor" provisions of the United States Private Securities Litigation Reform Act of 1995. When used herein, words such as "intend" and similar expressions are intended to identify forward-looking statements. Forward-looking statements are based on assumptions made by and information available to Research In Motion Limited. Investors are cautioned that such forward-looking statements involve risks and uncertainties. Important factors that could cause actual results to differ materially from those expressed or implied by such forward-looking statements include, without limitation, possible product defects and product liability, risks related to international sales and potential foreign currency exchange fluctuations, the initiation or outcome of litigation, acts or potential acts of terrorism, international conflicts, significant fluctuations of quarterly operating results, changes in Canadian and foreign laws and regulations, continued acceptance of RIM's products, increased levels of competition, technological changes and the successful development of new products, dependence on third-party networks to provide services, dependence on intellectual property rights, and other risks and factors detailed from time to time in RIM's periodic reports filed with the United States Securities and Exchange Commission, and other regulatory authorities. RIM has no intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

The BlackBerry and RIM families of related marks, images and symbols are the exclusive properties and trademarks of Research In Motion Limited. RIM, Research In Motion and BlackBerry are registered with the U.S. Patent and Trademark Office and may be pending or registered in other countries. All other brands, product names, company names, trademarks and service marks are the properties of their respective owners. RIM assumes no obligations or liability and makes no representation, warranty, endorsement or guarantee in relation to any aspect of any third party products or services.

SIGNATURES

Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Research In Motion Limited
(Registrant)
Date:	April 6, 2010	By:	/s/ Edel Ebbs
(Signature)
Edel Ebbs Vice President, Investor Relations